Essential Laser Concepts, Inc.
                             11601 E. Lusitano Place
                              Tucson, Arizona 85748
                                  520 731-9890

June 26, 2002

Securities and Exchange Commission
Office of Small Business
450 Fifth Street N.W.
Washington, D.C. 20549

RE:   Essential Laser Concepts, Inc.
         Preliminary Proxy Statement on Schedule 14C
         Definitive Proxy Statement on Schedule 14C
         Filed April 15, 2002 and May 16, 2002 respectively
         File Number 000-29533

Attn: John Reynolds, Assistant Director, Office of Small Business

Dear Mr. Reynolds:

Pursuant to Rule 477, the Company hereby requests withdrawal of the above-captioned Proxy Statements as soon as practicable. The Company has determined that it is not in its best interests to proceed with the events described therein at this time, as the Company cannot derive adequate information and disclosures to date from the merger Candidate.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.


Very truly yours,



/s/ Daniel L. Hodges,
President,
Essential Laser Concepts, Inc.